Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

          December 22, 2009
Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
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                                             RE: Van Kampen Equity Trust II
                                             File Numbers 811-4629 and 33-4410
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on October 23, 2009 by Van Kampen Equity Trust II (the “Registrant”), on behalf of each of its series, Van Kampen American Franchise Fund, Van Kampen Core Growth Fund, Van Kampen Equity Premium Income Fund, Van Kampen International Advantage Fund, Van Kampen International Growth Fund and Van Kampen Technology Fund (each, a “Fund” and collectively, the “Funds”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Funds, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 28 to the Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about December 22, 2009.
General Comment

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act. Please confirm that the Registrant has made the requisite filing for the year 2005.

Response 1	The Registrant acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act and confirms that such filing was made for the year 2005.

Comments to all Funds

Comment 1	In the second paragraph on the outside front cover of each Fund’s prospectus, the reference to “any state regulator” in the Rule 481 Statement may be deleted if the Funds so desire.

Response 1	The Funds acknowledge the comment and opt to include the reference.

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 2	The Funds note that the disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks.” Thus, the Funds have not added any additional disclosure.

Comment 3	In the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that all footnotes thereto are either required or permitted by Form N-1A.

Response 3	The Funds confirm that all such footnotes are permitted by Form N-1A. The footnotes that relate to the deferred sales charges applicable to some classes of shares are permitted by Instruction 2(a)(i) of Item 3. The footnote that relates to the fee waiver and/or expense reimbursement (applicable only to Van Kampen American Franchise Fund, Van Kampen Core Growth Fund, Van Kampen Equity Premium Income Fund, Van Kampen International Advantage Fund and Van Kampen Technology Fund) is permitted by Instruction 3(e) of Item 3. The footnote that refers to the redemption fee and the exchange fee (applicable only to Van Kampen International Advantage Fund and Van Kampen International Growth Fund) is permitted by Instruction 2(c) of Item 3.

Comment 4	With respect to the footnote in the prospectus for Van Kampen American Franchise Fund, Van Kampen Core Growth Fund, Van Kampen Equity Premium Income Fund, Van Kampen International Advantage Fund and Van Kampen Technology Fund which relates to the fee waiver and/or reimbursement in the fee table in the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that such footnote conforms with Instruction 3(e) to Item 3 of Form N-1A, which requires that a fund briefly describe who can terminate the waiver arrangement and under what circumstances.

Response 4	The Funds believe that the footnote referenced complies with Instruction 3(e) of Item 3 of Form N-1A.

Comment 5	In the section entitled “Summary — Principal Investment Risks — Foreign securities,” if a Fund intends to invest in emerging market country issuers, please add disclosure to reflect that.

Response 5	The Funds note that to the extent that a Fund intends to invest in emerging market country issuers, the requested disclosure is currently in the section referenced and thus, the Funds have not added additional disclosure.

Comment 6	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Convertible Securities,” as applicable, please add disclosure regarding enhanced convertibles as currently disclosed in the Fund’s Statement of Additional Information.

Response 6	Investments in enhanced convertible securities are not a principal investment strategy of any Fund and thus, the Funds have not added additional disclosure to the prospectus.

Comment 7	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Convertible securities,” as applicable, if a Fund invests in “junk convertibles,” please add disclosure to that effect.

Response 7	Investment in junk convertibles is not a principal investment strategy or a principal investment risk of any Fund and therefore, the Funds have not added any additional disclosure.

Comment 8	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Strategic Transactions,” it states that a Fund may use various Strategic Transactions for a variety of purposes, including portfolio management. If a Fund intends to include any such Strategic Transactions for purposes of a Fund’s 80% policy, please add disclosure to that effect.

Response 8	The Funds do not intend to include any Strategic Transactions in their 80% investment policies and therefore, have not added any additional disclosure.

Comment 9	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Investment companies,” as applicable, if a Fund invests in unregistered investment companies, please add disclosure to that effect.

Response 9	The relevant Funds have added disclosure as requested.

Comment 10	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Other

Investments and Risk Factors — Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 4(b) of Form N-1A.

Response 10	The Funds respectfully submit that the last sentence of this section addresses Instruction 6 as it states, “In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.” Therefore, the Funds do not believe that additional disclosure is necessary.
Comment to Van Kampen American Franchise Fund only

Comment 11	In the section entitled “Summary — Principal Investment Risks — Non-diversification risks,” please state that such Fund is a non-diversified fund.

Response 11	The Fund has added the disclosure as requested.
Comments to Van Kampen International Advantage Fund and Van Kampen International Growth only

Comment 12	In the section entitled “Investment Objectives, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks,” please revise such Fund’s 80% policy to be consistent with the Commission’s policies on the use of “international” in a Fund’s name [emphasis added].

Response 12	The Van Kampen International Advantage Fund’s policy is to invest, under normal market conditions, at least 80% of its total assets in securities of foreign issuers. The Fund invests primarily in issuers from countries comprising the MSCI All Country World Index ex-USA. As of December 1, 2009, the MSCI All Country World Index ex-USA was comprised of securities from [ ] developed and emerging market countries. The Van Kampen International Growth Fund’s policy is to invest, under normal market conditions, at least 80% of its net assets in securities of issuers from at least three different foreign countries.

The Funds believe that their policies are consistent with the Commission’s policies regarding the use of “international” in a fund’s name. The Commission stated in footnote number 42 to Investment Company Release No. IC-24828 (the “Release”) that investment companies using the term “international” in their name “will invest their assets in investments that are tied economically to a number of countries throughout the world” [emphasis added]. Similarly, Question 10 of the Staff’s Frequently Asked Questions about Rule 35d-1 again states the term “international” “connotes diversification among investment in a number of different countries throughout the world” [emphasis added].

In addition, footnote number 43 to the Release states that an “investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Funds believe that their policies are both consistent with the Commission’s published policy on the use of the term “international” in its name and reasonable. The Commission’s policy on the use of the term “international” in a fund’s name was published in a letter dated December 2, 1992 from Carolyn B. Lewis, Assistant Director, Division of Investment Management, to investment company registrants. That letter states that “the staff has suggested that...an international fund should have a policy requiring investment in at least three different countries outside the United States.” The Funds are not aware of a published Commission statement changing this policy.
Comments to Van Kampen Technology Fund only

Comment 13	In section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks,” please add disclosure regarding how the Fund determines which securities are included for purposes of its policy of investing under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies considered by the Fund’s portfolio management team to rely extensively on technology, science and communications in their product development or operations at the time of investment.

Response 13	The Fund notes that the section referenced currently includes disclosure regarding the types of industries in which the Fund is likely to invest and the types of companies in which it is likely to invest. Such disclosure states the following:

As of the date of this Prospectus, industries likely to be represented in the Fund’s portfolio include, but are not limited to, computers and peripheral products, computer software, electronic components and systems, e-commerce, telecommunications, media, cable and information services, pharmaceuticals, hospital supply and medical devices, biotechnology, environmental services, and defense and aerospace.

Also currently disclosed in the section referenced by the Staff, the Fund’s portfolio management team analyzes both proprietary fundamental and quantitative research to construct a portfolio comprised of securities of companies considered by such team to rely extensively on technology, science and communications in their product development or operations at the time of investment. The Fund expects, as is currently disclosed, that the companies and industries in which the Fund invests will change over time depending on the assessments of the portfolio management team of each company’s reliance on technology, science or communications in its product development or operations. Thus, the Fund believes that the Fund’s current disclosure is appropriate and has not added any additional disclosure.

*                    *                    *
          In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Regisrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Julien Yoo at (212) 296-6968 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor